EXHIBIT 99.1

Hydrogenics Corporation Completes Sale Transaction With Cummins Inc.

MISSISSAUGA, Ontario, Sept. 09, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company”) is pleased to announce that it completed today the previously-announced plan of arrangement pursuant to which Atlantis Acquisitionco Canada Corporation (the “Purchaser”), a subsidiary of Cummins Inc. (“Cummins”) acquired all of the outstanding common shares of the Company (the “Shares”) by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”).

Pursuant to the Transaction, the Purchaser acquired 15,486,610 Shares, representing 81.4% of the issued and outstanding Shares, for cash consideration of US$15.00 per Share, and The Hydrogen Company, a wholly-owned subsidiary of L’Air Liquide S.A. (“Air Liquide”), contributed all of its 3,537,931 Shares, representing 18.6% of the outstanding Shares, for common shares of the Purchaser on a one-for-one basis, in lieu of receiving the cash consideration from the Purchaser for its Shares.

Shareholders other than The Hydrogen Company who hold their Shares in registered form will receive payment of US$15.00 in cash per Share following the deposit of their share certificates with AST Trust Company (Canada), the depositary for the Transaction, in accordance with the instructions contained in the letter of transmittal previously sent to registered shareholders. Shareholders who hold their Shares through a broker or other intermediary should follow the instructions provided by the broker or intermediary in order to receive payment of the consideration for their Shares.

It is expected that the Company will be de-listed from the Toronto Stock Exchange and NASDAQ shortly and applications will be made for the Company to cease to be a reporting issuer or equivalent under the securities legislation of each of the provinces of Canada and the Company’s registration of Shares under the United States Securities Exchange Act of 1934 will be terminated.

About Hydrogenics Corporation

Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, the Company provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-Looking Information

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws, including with respect to the de-listing of the Shares and the Company ceasing to be a reporting issuer. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: the failure to obtain necessary regulatory or stock exchange approvals. Readers should not place undue reliance on the Company’s forward-looking statements. Additional risks and uncertainties regarding the Company are described in its publicly available disclosure documents, as filed by the Company on SEDAR (www.sedar.com) except as updated in this press release. The forward-looking statements contained in this press release are made as of the date of this release, and the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this paragraph.

For further information, contact:

Daryl Wilson
Chief Executive Officer
(905) 361-3660
investors@hydrogenics.com

Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com